

SI 10035747 MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

cm

SEC FILE NUMBER
8- 41426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBR Capital Markets & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 19th Street North

(No. and Street)

Arlington, Virginia 22209

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Janelle Schutt 703-312-9747

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP

(Name – *if individual, state last, first, middle name*)

1800 Tysons Boulevard, McLean, VA 22102

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bradley J. Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FBR Capital Markets & Co., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signed before me on 2/1/2010
Arlington, Virginia

Bradley J. Wright
Signature

EVP, CFO & Chief Administrative Officer
Title

Lois Ann Cady
Notary Public

LOIS ANN CADY
Notary Public
Commonwealth of Virginia
7046227
My Commission Expires Dec 31, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FBR Capital Markets & Co.

Index

December 31, 2009



PricewaterhouseCoopers LLP
1800 Tysons Boulevard
McLean VA 22102-4261
Telephone (703) 918 3000
Facsimile (703) 918 3100

Report of Independent Public Accountants

To the Board of Directors of
FBR Capital Markets & Co.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of FBR Capital Markets & Co. (the "Company") at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2010

FBR Capital Markets & Co.

Statement of Financial Condition

December 31, 2009
(Dollars in thousands)

Assets		
Cash and cash equivalents	$	120,979
Receivables:		
Due from affiliates		7,241
Investment banking		4,846
Other		5,470
Due from clearing broker		1,310
Trading account securities, at fair value		83,334
Goodwill		5,882
Furniture, equipment, software, and leasehold improvements, net of accumulated depreciation and amortization		13,497
Prepaid expenses and other assets		5,860
Total assets	$	248,419
Liabilities and Shareholder's Equity		
Liabilities		
Trading account securities sold but not yet purchased, at fair value	$	38,350
Accrued compensation and benefits		60,181
Accounts payable and accrued expenses		18,401
Total liabilities		116,932
Shareholder's equity		
Common stock, $1 par value, 2,000 shares authorized, 1,135 shares issued and outstanding		1
Additional paid-in capital		127,768
Retained earnings		3,718
Total shareholder's equity		131,487
Total liabilities and shareholder's equity	$	248,419

The accompanying notes are an integral part of this financial statement.

FBR Capital Markets & Co.

Notes to Statement of Financial Condition

December 31, 2009
(Dollars in thousands)

Note 1. Organization and Nature of Operations:

FBR Capital Markets & Co. ("the Company"), formerly known as Friedman, Billings, Ramsey & Co., Inc., is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Institutions Regulatory Authority ("FINRA"). The Company is a Delaware corporation engaged in a single line of business as a securities broker-dealer, which includes institutional brokerage and investment banking activities. The Company is a wholly-owned subsidiary of FBR Capital Markets Holdings, Inc. ("FBR CMH"), which is a wholly-owned subsidiary of FBR Capital Markets Corporation ("FBR CMC").

Note 2. Summary of Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Although the Company bases its estimates and assumptions on historical experience, when available, market information, and on various other factors that it believes to be reasonable under the circumstances, management exercises significant judgment in the final determination of its estimates. Actual results may differ from those estimates.

Cash Equivalents

Cash equivalents include demand deposits with banks, money market accounts and highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. As of December 31, 2009, approximately 82% of the Company's cash equivalents are invested in money market funds that invest primarily in U.S. Treasuries and other securities backed by the U.S. government.

Trading Account Securities

Trading account securities and trading account securities sold but not yet purchased are recorded on a trade-date basis and carried at fair value. Financial instruments used in the Company's trading and investing activities are carried at fair value.

The Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements and Disclosures" ("ASC 820") defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, not adjusted for transaction costs. ASC820 also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels giving the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3) as described below:

Level 1 Inputs —Unadjusted quoted prices in active markets for identical assets or liabilities that is accessible by the Company;

Level 2 Inputs —Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 Inputs —Unobservable inputs for the asset or liability including significant assumptions of the Company and other market participants.

The Company determines fair values for the following assets and liabilities:

Trading securities and trading account securities sold but not yet purchased, at fair value:

The Company's trading securities and trading account securities sold but not yet purchased, at fair value, are securities owned or sold by the Company and consist of marketable and non-public equity and convertible debt securities and listed options. The Company classifies marketable equity securities and listed options to purchase marketable equity securities within Level 1 of the fair value hierarchy because quoted market prices are used to value these securities. Convertible debt securities are classified within Level 2 of the fair value hierarchy as they are valued using quoted market prices provided by a broker or dealer, or alternative pricing services that provide reasonable levels of price transparency. Non-public equity and debt securities are classified within Level 3 of the fair value hierarchy if enterprise values are used to value these securities. In determining the enterprise value, the Company analyzes various financial, performance and market factors to estimate the value, including where applicable market trading activity, which may be reported by The PORTAL Market℠, a subsidiary of The NASDAQ Stock Market, Inc.

Receivable from Clearing Broker

The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker represents amounts due for agency commissions less amounts payable for clearing and other settlement charges.

Furniture, Equipment, Software and Leasehold Improvements

Furniture and equipment are depreciated using the straight-line method over their estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful life or lease term. Amortization of purchased software is recorded over the estimated useful lives of three to five years.

Intangible Assets

The Company's intangible assets consist of goodwill from a business combination completed in August 2009 and intangible assets with finite useful lives. Goodwill is not amortized but is tested annually for impairment (during the fourth quarter) or more frequently if an adverse event occurs that may indicate impairment. The values of the intangible assets with finite useful lives are amortized in proportion to their expected economic benefit over their estimated useful life or straight-line if the economic benefit cannot be reliably determined. These intangible assets are periodically tested for impairment by comparing expected future gross cash flows to the asset's carrying amount. If the expected gross cash flows are less than the carrying amount, the asset is impaired and is written-down to its fair value.

Income Taxes

Deferred tax assets and liabilities represent the differences between the financial statement and income tax bases of assets and liabilities using enacted tax rates. The measurement of net deferred tax assets is adjusted by a valuation allowance if, based on our evaluation, it is more likely than not that they will not be realized.

Recent Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board ("FASB") issued changes to the accounting guidance for subsequent events. These changes establish principles and requirements for subsequent events. In particular, these changes set forth the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements, and the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date. These changes were effective for interim or annual financial periods ending after June 15, 2009. The adoption of these changes did not have a material effect on the Company's financial statements. The Company evaluated subsequent events through the date of filing and noted no items that require additional disclosure.

In June 2009, the FASB issued changes to the accounting guidance for variable interest entities. These changes are to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. These changes are effective as of the beginning of each reporting entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. In January 2010, the FASB issued a deferral of these requirements for asset managers who are not obligated to fund significant losses incurred by the variable interest entities. The Company has assessed the impact of the adoption of these changes on its financial statements and does not believe they will have a material effect.

Note 3. Related-Party Transactions:

The Company is a member of an operating group of affiliates that may provide or receive services to and from each other. From time to time, FBR CMC and other affiliates may record other costs which, in part, may be based on the Company's operations. Accordingly, the statement of financial condition and statement of operations may not necessarily be indicative of the financial position and operations that would have existed had the Company been operated as an unaffiliated corporation.

In July 2006, FBR CMC entered into various inter-company and other contractual arrangements with Arlington Asset Investment Corp. ("Arlington Asset), formerly know as Friedman, Billings, Ramsey Group, Inc., including a services agreement, a corporate agreement and a contribution agreement. In May 2009, FBR CMC entered into a stock repurchase agreement with Arlington Asset, and as a result, Arlington Asset ceased being the majority shareholder of FBR CMC. Concurrently, FBR CMC and Arlington Asset agreed to terminate the services agreement and corporate agreement between the companies.

During the year ended December 31, 2009, FBR CMC allocated to the Company certain costs relating to corporate overhead and the Company allocated to FBR CMC, Arlington Asset and other affiliates certain overhead costs. Overhead costs allocated to the Company by FBR CMC represent charges for various corporate governance activities. Overhead costs allocated to FBR CMC, Arlington Asset and other affiliates represent allocations for the use by these entities of various support services administered by the Company.

Services Agreement

Under the services agreement with Arlington Asset, the Company was to provide, as directed by FBR CMC, to Arlington Asset certain services, including various corporate overhead services, for fees based on costs incurred by the Company in providing the services. Similarly, Arlington Asset was to provide to the Company under the same services agreement certain services, including corporate development for fees based on costs incurred by Arlington Asset in providing the services. The costs being allocated under each of these agreements primarily consisted of total compensation and benefits of the employees providing the services, professional services, including consulting and legal fees, and facility costs for the employees providing the services.

The services agreement was terminated in May 2009 and replaced by a transition services agreement pursuant to which the Company, as directed by FBR CMC, agreed to provide Arlington Asset certain services for a fixed dollar amount. The services provided include employee benefit services, human resources and financial related services, data and network services and infrastructure, and facilities services, in each case subject to reductions in services (and associated costs) as requested by Arlington Asset. As of September 2009, all such services had been transitioned between the entities and the services will not be provided between the entities in future periods.

Corporate Agreement

Under the corporate agreement with Arlington Asset, Arlington Asset had agreed to indemnify FBR CMC and its wholly-owned subsidiaries against claims related to the businesses contributed to FBR CMC prior to the contribution of those businesses in July 2006 and that arise out of actions or events that occurred prior to the contribution. During the year ended December 31, 2009, Arlington Asset incurred costs of $33, net of taxes pursuant to these indemnification provisions. The

Company includes such amounts in its statement of operations and reflects a corresponding capital contribution from Arlington Asset through its wholly-owned subsidiary, FBR TRS Holdings. This agreement was terminated in May 2009.

Receivables and Payables

Administrative and other services provided by the Company to, or received from, FBR CMC and its other subsidiaries may result in amounts due from or due to affiliates. Such amounts due from and to affiliates are settled in cash on a regular basis.

Due from affiliates consisted of the following as of:

	December 31, 2009	
Income tax receivable from FBR CMC	$	5,347
Receivable from FBR CMC		1,709
Receivable from other affiliates		185
	$	7,241

The income tax receivable from FBR CMC represents a tax benefit recorded on a separate company basis that is due from FBR CMC in accordance with the tax sharing arrangement in place (see Note 8).

Capital Contributions

During 2009, FBR CMC converted $20,000 of cash previously advanced to the Company to a capital contribution in the Company.

Note 4. Trading Account Securities:

The following tables set forth, by level within the fair value hierarchy, financial instruments and long-term investments accounted for under ASC 820 as of December 31, 2009. As required by ASC 820, assets and liabilities that are measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Items Measured at Fair value on a Recurring Basis

	December 31, 2009		Level 1		Level 2		Level 3	
Trading account securities								
Marketable and non-public equity securities	$	35,941	$	20,463	$	-	$	15,478
Listed options		4,086		4,086		-		-
Convertible and fixed income debt securities		43,307		-		43,304		3
Total	$	83,334	$	24,549	$	43,304	$	15,481
Trading account securities sold but not yet purchased								
Marketable and non-public equity securities	$	27,974	$	27,974	$	-	$	-
Listed options		1,098		1,098		-		-
Convertible and fixed income debt securities		9,278		-		9,278		-
Total	$	38,350	$	29,072	$	9,278	$	-
Derivative instruments, at fair value								
Liabilities	$	(109)	$	-	$	(109)	$	-

As of December 31, 2009, financial assets measured and reported at fair value on a recurring basis and classified within Level 3 were $15,481, or 6.2% of the Company's total assets at that date.

Items Measured at Fair Value on a Non-Recurring Basis

In addition, the Company may also measure certain financial and other assets at fair value on a non-recurring basis. Adjustments to the fair value of these assets usually result from the write downs of individual assets. Due to the nature of these assets, in determining value the Company would analyze various financial, performance and market factors to estimate the fair value. As a result, these assets would be classified within Level 3 of the fair value hierarchy. As of December 31, 2009, the Company held no financial or other assets measured at fair value on a non-recurring basis.

Note 5. Furniture, Equipment, Software and Leasehold Improvements:

Furniture, equipment, software and leasehold improvements, summarized by major classification, were as follows:

	December 31, 2009
Furniture and equipment	$ 19,988
Software	14,560
Leasehold improvements	20,886
	55,434
Less - accumulated depreciation and amortization	41,937
	$ 13,497

Note 6. Acquisitions:

In August 2009, the Company acquired Watch Hill Partners, LLC ("Watch Hill") for a total purchase price of $6,419. The purchase price was comprised of $3,368 of cash and the issuance of 563,685 shares of FBR CMC common stock with a fair value of $3,051. The Company reimbursed FBR CMC for the fair value of the stock issuance. Through the acquisition of Watch Hill, the Company added 14 professional employees specializing in corporate advisory services. The allocation of the purchase price based on the fair value of net assets acquired is as follows:

Purchase Price:	
Cash Paid	$ 3,368
Fair value of FBR CMC common shares issued	3,051
Total	$ 6,419
Fair Value of Assets Acquired:	
Cash	$ 57
Accounts receivable	245
Intangible assets related to pipeline of engagements	705
Total	$ 1,007
Fair Value of Liabilities Assumed:	
Accounts payable and accrued expenses	$ 134
Excess of current lease commitment over market rates	336
Total	$ 470
Net assets acquired	$ 537
Remaining purchase price allocated to goodwill	$ 5,882

Note 7. Intangible Assets:

As of December 31, 2009, the intangible asset related to the Company's 2008 purchase of East Peak Advisors, LLC has been fully amortized.

Note 8. Income Taxes:

The Company joins in the filing of a consolidated Federal income tax return with FBR CMC. The Company's current income tax expense is calculated on a separate company basis. Income and expenses are included as utilized in the consolidated return. The Company's annualized effective tax rate for the year ended December 31, 2009 is (4.4%).

Deferred tax assets and liabilities consisted of the following as of December 31, 2009:

Compensation	$	22,419
Depreciation and amortization		4,896
Net operating loss - state		3,477
Other, net		1,096
Subtotal		31,888
Valuation allowance		(31,952)
Net deferred tax asset (liability)	$	(64)

The Company has established a valuation allowance against its deferred tax assets since the Company believes that, based on the criteria in ASC 740-10, it is more likely than not that the benefits of these assets will not be realized in the future. The valuation allowance exceeds the net deferred tax asset due to the existence of a deferred tax liability on an indefinite-lived intangible which cannot serve as a source of future income for determination of the Company's valuation allowance.

The following table displays the change in our unrecognized tax benefits for the year ended December 31, 2009:

Balance at January 1, 2009	$	(1,301)
Increases to tax positions taken in prior years		(361)
Balance at December 31, 2009	$	(1,662)

The amount of unrecognized tax benefits that would provide a benefit to the effective tax rate, if recognized, is $1,092.

As of December 31, 2009, tax years subsequent to December 31, 2005 remain open under the federal statute of limitations, as well as the Company's significant state jurisdictions. In October 2008, the IRS commenced its examination of tax years 2006 to 2007. No adjustments have been proposed to date. In January 2010, the IRS has informed the company of its intent to commence the examination of tax year ending December 31, 2008.

It is reasonably possible that the Company could have a significant decrease in unrecognized tax benefits in the next 12 months due to the years in which the unrecognized tax benefits arose being under audit by the IRS.

Note 9. Regulatory Capital Requirements:

The Company is registered with the SEC and is a member of FINRA. As such, the Company is subject to the minimum net capital requirements promulgated by the SEC. As of December 31, 2009, the Company had net capital of $54,577 which was $49,338 in excess of its required net capital of $5,239.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Note 10. Commitments and Contingencies:

The Company has contractual obligations to make future payments in connection with non-cancelable lease agreements. The following table sets forth these contractual obligations by fiscal year:

	2010	2011	2012	2013	2014	Thereafter	Total
Minimum rental commitments for the Company's leases	$ 11,153	$ 10,083	$ 8,911	$ 8,877	$ 8,159	$ 5,263	$ 52,446

Litigation

As of December 31, 2009, except as described below, the Company was neither a defendant or plaintiff in any lawsuits or arbitrations nor involved in any governmental or self-regulatory organization ("SRO") matters that are expected to have a material adverse effect on the Company's financial condition. The Company is a defendant in a small number of civil lawsuits and arbitrations (together, "litigation") relating to its various businesses. In addition, the Company is subject to various reviews, examinations, investigations and other inquiries by governmental agencies and SROs. There can be no assurance that these matters individually or in aggregate will not have a material adverse effect on the Company's financial condition in a future period. However, based on management's review with counsel, resolution of these matters is not expected to have a material adverse effect on the Company's financial condition.

Many aspects of the Company's business involve substantial risks of liability and litigation. Underwriters, broker-dealers and investment advisers are exposed to liability under Federal and state securities laws, other Federal and state laws and court decisions, including decisions with respect to underwriters' liability and limitations on indemnification, as well as with respect to the handling of customer accounts. For example, underwriters may be held liable for material misstatements or omissions of fact in a prospectus used in connection with the securities being offered and broker-dealers may be held liable for statements made by their securities analysts or other personnel. The Company has been named as a defendant in a small number of securities claims involving investment banking clients of the Company as a result of the Company's role as an underwriter. In these cases, the underwriting agreement provides, subject to certain conditions, that the investment banking client is required to indemnify the Company against certain claims or liabilities, including claims or liabilities under the Securities Act of 1933 (the "Securities Act"), as amended, or contribute to payments which the Company is required to make as a result of the litigation. There can be no assurance that such indemnification or contribution will ultimately be available to us or that an investment banking client will be able to satisfy its indemnity or contribution obligations when due.

In May 2008, the lead plaintiff in a previously filed and consolidated action filed an amended consolidated class action complaint that, for the first time, named the Company and eight other underwriters as defendants. The lawsuit, styled *In Re Thornburg Mortgage, Inc. Securities Litigation* and pending in the United States District Court for the District of New Mexico, was originally filed in August 2007 against Thornburg Mortgage, Inc., or TMI, and certain of its officers and directors, alleging material misrepresentations and omissions about, *inter alia*, the financial position of TMI. The amended complaint now includes claims under Sections 11 and 12 of the Securities Act, against nine underwriters relating to five separate offerings (May 2007, June 2007, September 2007 and two offerings in January 2008). The allegations against the Company relate only to its role as underwriter or member of the syndicate that underwrote TMI's total of three offerings in September 2007 and January 2008—each of which occurred after the filing of the original complaint—with an aggregate offering price of approximately $818,000. The plaintiffs seek restitution, unspecified compensatory damages and reimbursement of certain costs and expenses. Although the Company is contractually entitled to be indemnified by TMI in connection with this lawsuit, TMI filed for bankruptcy on May 1, 2009 and this likely will decrease or eliminate the value of the indemnity that the Company receives from TMI. On September 22, 2008, the Company filed a motion to dismiss the consolidated class action complaint as to the Company. The District Court granted that motion on January 27, 2010. The Company subsequently moved for an entry of final judgment in its favor. The plaintiffs have opposed that motion and have filed a motion seeking clarification of the Court's dismissal order. The plaintiffs contend that the District Court's dismissal order is, or should be, without prejudice, and that they should be permitted to file an amended complaint that attempts to re-plead the dismissed claims. The Court has yet to rule on the Company's motion for entry of final judgment, the plaintiffs'

motion for clarification, or the plaintiffs' expressed interest in filing an amended complaint. Because we intend to actively defend such litigation, significant legal expenses could be incurred. While it is not possible to predict the outcome of litigation, management believes that there are meritorious defenses to the claims asserted and that this action should not have a material adverse effect on our financial position, results of operations or cash flows. However, an adverse resolution of this litigation could materially affect our financial condition, operating results and liquidity.

Note 11. Off-Balance-Sheet Risk and Other Risk:

Financial Instruments

As part of its trading operations, the Company may sell securities it does not currently own. Trading account securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, and thereby, create a liability to purchase the security in the market at prevailing prices. These transactions when unrelated to over-allotments result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the current value recorded in the statement of financial condition. When the Company sells a security short and borrows the security to make a delivery, a gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size, may be realized upon the termination of the short sale.

Market Risk

Market risk is primarily caused by movements in market prices of the Company's trading account securities. The Company's trading securities are also subject to interest rate volatility and possible illiquidity in markets in which the Company trades or invests. The Company seeks to manage market risk through monitoring procedures. The Company's principal transactions are primarily long and short equity and convertible debt transactions.

Positions taken and commitments made by the Company, including those made in connection with investment banking activities, may result in substantial amounts of exposure to individual issuers and businesses, including non-investment grade issuers, securities with low trading volumes and those not readily marketable. These issuers and securities expose the Company to a higher degree of risk than associated with investment grade instruments.

Credit Risk

The Company functions as an introducing brokers that places and executes customer orders. The orders are then settled by an unrelated clearing organization that maintains custody of customers' securities and provides financing to customers. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2009, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection of performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

The securities industry is subject to numerous risks, including the risk of loss associated with the underwriting, ownership, and trading of securities, and the risk of reduced revenues in periods of reduced demand for security offerings and activity in secondary trading markets. Changing economic and market trends may negatively impact the liquidity and value of the Company's investments and the level of security offerings underwritten by the Company, which may adversely affect the Company's financial condition.

Through indemnification provisions in agreements with clearing organizations, customer activities may expose the Company to off-balance-sheet credit risk. Financial instruments may have to be purchased or sold at prevailing market prices in the event a customer fails to settle a trade on its original terms or in the event cash and securities in customer margin accounts are not sufficient to fully cover customer obligations. The Company seeks to manage the risks associated with

customer activities through customer screening and selection procedures as well as through requirements on customers to maintain margin collateral in compliance with various regulations and clearing organization policies.

The Company's equity and debt investments may include non-investment grade securities of privately held issuers with no ready markets. The concentration and illiquidity of these investments expose the Company to a higher degree of risk than associated with readily marketable securities.

Note 12. Fair Value of Financial Instruments:

The estimated fair value amounts of the Company's financial instruments have been determined using available market information and valuation methods that the Company believes are appropriate under the circumstances. These estimates are inherently subjective in nature and involve matters of significant uncertainty and judgment to interpret relevant market and other data. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. The fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market transaction. The following describes the methods and assumptions used in estimating fair values:

Trading Account Securities and Trading Account Securities Sold But Not Yet Purchased

All financial instruments used in the Company's trading and investing activities are carried at fair value. Fair value is based generally on listed market prices or broker-dealer price quotations. To the extent that prices are not readily available, fair value is based on internal valuation models and estimates made by management. Adjustments to carrying value may be based on third-party transactions evidencing a change in value and output from valuation models and estimates of fair value. In reaching such fair value determinations, the Company may consider factors such as, but not limited to, the financial performance of the companies relative to projections, trends within sectors, underlying business models and expected exit timing and strategy. As of December 31, 2009, the fair value of the Company's investments in non-public equity securities included in trading securities totaled $15,478.

Other

Cash and cash equivalents, accounts payable, accrued expenses and other liabilities are reflected in the statement of financial condition at their amortized cost, which approximates fair value because of the short term nature of these instruments.

The estimated fair values of the Company's financial instruments are as follows:

	December 31, 2009	
	Carrying Amount	Estimated Fair Value
Financial Assets		
Cash and cash equivalents	$120,979	$120,979
Non-interest bearing receivables	17,557	17,557
Due from clearing broker	1,310	1,310
Trading account securities	83,334	83,334
Financial Liabilities		
Trading account securities sold but not yet purchased	$ 38,350	$ 38,350

FBR Capital Markets & Co.

Statement of Financial Condition
December 31, 2009